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                            March 8, 2024

       Bin Lu
       Chief Executive Officer
       Huachen AI Parking Management Technology Holding Co., Ltd
       No.1018 Haihe Road, Dushangang Town
       Pinghu City, Jiaxing
       Zhejiang Province, China 314205

                                                        Re: Huachen AI Parking
Management Technology Holding Co., Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 1,
2024
                                                            CIK No. 0001958399

       Dear Bin Lu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 12, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to our prior comment 2 and reissue in part. Please revise your cover page disclosure
to clearly identify your ownership percentage of each PRC
                                                        subsidiary.
 Bin Lu
FirstName
Huachen AILastNameBin  Lu
            Parking Management Technology Holding Co., Ltd
Comapany
March      NameHuachen AI Parking Management Technology Holding Co., Ltd
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
Summary of Risk Factors, page 6

2. We note your response to our prior comment 6 and reissue in part. In your Summary of
         Risk Factors, describe the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Risk Factors, page 17

3. We note your response to our prior comment 8. Please include this information in your risk factor disclosure and the section titled "Impact of the COVID-19 Pandemic on the
         Operations and Financial Performance" on page 51. Your disclosure should describe the specific impacts of COVID-19 on your business and results of operations to date, rather than presenting such risks as hypothetical, and include quantification of amounts where possible.
Capitalization, page 47

4. We note your updated presentation in response to prior comment 12 and reissue the comment in part. Please revise the liabilities line items to only present your short- and long-term indebtedness, broken down by respective classifications using the same captions shown on your balance sheet. Ensure that the revised subtotals are appropriately calculated.
Business, page 65

5. Data presented in the revenue by product category table on page 65 does not appear consistent with the data presented in the table on page F-14. Please revise your disclosures as necessary.
6. We note your response to our prior comment 17 and reissue it in part. Please revise the introductory text to the revenue ratio tables on pages 75 and 77 to more clearly describe what these tables represent.
Growth Strategies, page 68

7. We note your response to our prior comment 15. Please revise to clarify the reference to
         "collaborating" with the external R&D team as well as the charging station and solar panel companies. More fully describe the material terms of your arrangements with such parties, including who will hold ownership and intellectual property rights, and any ongoing obligations or liabilities.
 Bin Lu
FirstName
Huachen AILastNameBin  Lu
            Parking Management Technology Holding Co., Ltd
Comapany
March      NameHuachen AI Parking Management Technology Holding Co., Ltd
       8, 2024
March3 8, 2024 Page 3
Page
FirstName LastName
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition
Maintenance services income, page F-13

8. You state on page F-14 that you consider the sale of products and services as a single performance obligation. Please explain to us how you considered the guidance in ASC
         606-10-25-19 through 25-21 in reaching your conclusion. In addition, tell us how your conclusion is consistent with the timing of revenue recognition related to your equipment structural parts, cubic parking garages and maintenance services disclosed in the filing. In particular, we note your disclosure on page F-13 that "all maintenance services were separated with the product sales." Ensure you revise your disclosures for clarity.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing